Filed pursuant to Rule 424(b)(3)

Registration No. 333-284957

PROSPECTUS SUPPLEMENT NO. 4

(to the Prospectus dated August 4, 2025)

Currenc Group Inc.

Secondary Offering of

Up to 50,070,187 Ordinary Shares

This prospectus supplement (this “Prospectus Supplement No. 4”) is part of the prospectus of Currenc Group, Inc. (the “Company”), dated August 4, 2025 (the “Prospectus”), which forms a part of the Company’s registration statement on Form F-1 (Registration No. 333-284957) (the “Registration Statement”), related to the offer and resale from time to time, upon the expiration of lock-up agreements, if applicable, of the Company’s Ordinary Shares by the Selling Securityholders of: (i) up to 20,000,000 Ordinary Shares that we may, in our sole discretion, elect to sell to Arena from time to time after the date of this prospectus, pursuant to the ELOC Purchase Agreement; (ii) up to 600,000 Ordinary Shares the issuable to Arena as a commitment fee upon the execution of ELOC Purchase Agreement; (iii) 81,818 Ordinary Shares issued to Roth pursuant to the Roth Agreement; (iv) 1,027,996 Ordinary Shares issued to Pine Mountain Holdings upon the conversion of certain convertible notes; (v) 3,007,746 Ordinary Shares issued to Tian Ye pursuant to the Creditor Share Purchase Agreement, (vi) 1,570,324 Ordinary Shares issued to Tang In Ha pursuant to the Creditor Share Purchase Agreement, (vii) 2,659,273 Ordinary Shares issued to Lao Wai Hong pursuant to the Creditor Share Purchase Agreement, (viii) 3,820,494 Ordinary Shares issued to Wong Nga Man pursuant to the Creditor Share Purchase Agreement, (ix) 3,419,572 Ordinary Shares issued to Chu Shuk Mei pursuant to the Creditor Share Purchase Agreement, (x) 3,449,510 Ordinary Shares issued to Wong Man San pursuant to the Creditor Share Purchase Agreement, (xi) 3,477,818 Ordinary Shares issued to Huang Yafangzhou pursuant to the Creditor Share Purchase Agreement, (xii) 3,477,818 Ordinary Shares issued to Sit Yi Sze pursuant to the Creditor Share Purchase Agreement, and (xiii) 3,477,818 Ordinary Shares issued to Yik Pui Han Pauline pursuant to the Creditor Share Purchase Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Prospectus.

The purpose of this Prospectus Supplement No. 4 is to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K which was submitted to the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2025, and are included immediately following the cover page of this Prospectus Supplement No. 4.

This Prospectus Supplement No. 4 is not complete without, and may not be utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

We may further amend or supplement the Prospectus and information in this Prospectus Supplement No. 4 from time to time by filing amendments to the Registration Statement or other supplements to the Prospectus, as required. You should read the entire Prospectus, this Prospectus Supplement No. 4 and any amendments to the Registration Statement or subsequent supplements to the Prospectus carefully before you make your investment decision.

The Ordinary Shares are listed on the Nasdaq Global Market LLC (“Nasdaq”) under the symbol “CURR”. On November 20, 2025, the last reported price of our Ordinary Shares, as reported on the Nasdaq, was $2.41.

Investing in our securities involves risks. See “Risk Factors” beginning on page 42 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus, as supplemented by this Prospectus Supplement No. 4, is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 4 is November 21, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Press Release

On November 10, 2025, Currenc Group, Inc., an exempted company incorporated and registered in the Cayman Islands (the “Company” or “Currenc”), issued a press release announcing its financial results for the third quarter ended September 30, 2025, which is attached as Exhibit 99.1 hereto.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release of Currenc Group Inc. dated as of November 10, 2025

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2025

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer

3

Exhibit 99.1

Currenc Group Inc. Announces Third Quarter 2025 Unaudited Financial Results

Singapore, November 10, 2025 (Globe Newswire) — Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”), a fintech pioneer empowering financial institutions worldwide with artificial intelligence (AI) solutions, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights

●	Total Processing Value (TPV) through Tranglo was US$1.41 billion for the third quarter of 2025, increasing by 10.1%[1] year-over-year. Total number of transactions increased to 3.0 million for the third quarter of 2025 from 2.7 million for the same period of 2024.

●	Total revenues, excluding TNG Asia and GEA[2], were US$10.4 million for the third quarter of 2025, representing a year-over-year decrease of 3.9%[3], primarily due to lower Indonesian Airtime revenue, partly offset by growth in remittance revenue.

	For the three-month period ended September 30,
	2025	2024 [2]
	$	$
	(dollars in thousands)
Remittance revenue excluding TNG Asia & GEA	6,970	4,501

Global Airtime Revenue	2,016	2,298
Local Airtime Revenue	1,402	3,992
Other Revenue	6	24
Total Revenue excluding TNG Asia & GEA	10,394	10,815

●	Total remittance revenues[2], excluding TNG Asia and GEA, i.e., remittance revenues contributed by Tranglo, were US$7.0 million for the third quarter of 2025, an increase of 54.8% year-over-year. The increase in remittance revenue was mainly due to a 10.1%[1] increase in TPV. Tranglo’s overall take rate improved to 0.38% in the third quarter of 2025 from 0.37% in the same period of 2024.

●	Currenc’s global airtime transfer revenues were US$2.0 million for the third quarter of 2025, representing a year-over-year decrease of 12.3%. The growing availability of free Wi-Fi in Southeast Asian countries, especially Malaysia and Indonesia, has led to declining demand for Malaysia-Indonesia airtime transfers, resulting in a decline in global airtime business in the third quarter of 2025. As Currenc expects this trend to continue in Southeast Asian markets, the Company’s management is deemphasizing airtime transfer and reallocating its resources and capital to expand its new AI product offerings.

●	Total direct costs of revenue were US$5.1 million for the third quarter of 2025, representing a year-over-year decrease of 37.0%.

1 Change in TPV is calculated based on the local currency.

2 Currenc divested TNG Asia and GEA in August 2024 and July 2024, respectively. As such, from the fourth quarter of 2024 onward, only Tranglo’s (digital remittance and global airtime transfer businesses) and WalletKu’s (Indonesian airtime business) results will be consolidated and reported in the Company’s financial statements.

3 Total 2024 revenues include intercompany transactions.

●	The direct payout rate for Tranglo’s remittance business was 0.13% for the third quarter of 2025, a slight increase compared to 0.12% for the same period of 2024. Currenc’s overall gross profit margin ratio for the third quarter of 2025 was 50.8%, compared to 27.8% for the same period of 2024.

●	Total operating expenses decreased to US$0.5 million for the third quarter of 2025 from US$19.1 million for the same period of 2024. The decrease in operating expenses was mainly due to US$1.7 million income from adjustments on incentive shares expenses in the third quarter of 2025, compared to US$13.1 million expenses in recognition of the incentive shares granted to employees upon the completion of the INFINT SPAC merger for the same period of 2024.

As Currenc divested TNG Asia and GEA in August and July 2024, respectively, its operating costs now reflect the operating costs of Tranglo, WalletKu and the Company’s headquarters only. Also, with the rollout of its new AI initiatives, Currenc incurred US$0.4 million in operating costs related to these new businesses in the third quarter of 2025.

○	Tranglo’s operating costs for the third quarter of 2025 were US$2.9 million, representing a 12.1% decrease compared to US$3.3 million in the same period of 2024.

○	WalletKu’s operating costs were US$0.17 million for the third quarter of 2025, representing a 17.0% decrease compared to US$0.2 million for the same period of 2024.

○	Professional fees and director fees were an income of US$1.3 million for the third quarter of 2025, mainly due to the reversal of professional fee accruals of US$1.6 million made in the third quarter of 2025.

●	Net income was US$3.1 million for the third quarter of 2025, primarily driven by net profit of US$1 million from Tranglo, and adjustment on incentive shares granted to employees of US$1.6 million.

●	EBITDA analysis

For the three-month period ended September 30, 2025	Tranglo	WalletKu	TNG Asia and GEA	Headquarters and adjustments	Group Total
	(dollars in thousands)
Net income (loss)	925	(90)	-	2,305	3,140

Add:
Income tax expenses	62	-	-	(93)	(31)
Interest expense, net		-	-	(98)	(98)
EBIT	987	(90)	-	2,114	3,011
Depreciation and amortization	-	-	-	-	550
EBITDA	987	(90)	-	2,114	3,561

○	The Company’s total EBITDA for the third quarter of 2025 was a profit of US$3.6 million.
○	Tranglo and WalletKu’s combined EBITDA for the third quarter of 2025 was US$0.9 million.
○	TNG Asia and GEA’s combined losses had no impact on the Company’s results from the fourth quarter of 2024 onwards as they were divested before the completion of the de-SPAC merger.

○	Headquarters expenses and adjustments recorded an EBIT profit of US$2.1 million, mainly contributed by:

■	US$1.6 million for reversal of professional fee accrual.

For the three-month period ended September 30, 2024	Tranglo	WalletKu	TNG Asia and GEA	Headquarters and adjustments	Group Total
	(dollars in thousands)
Net income (loss)	(131)	(39)	(826)	(4,025)	(5,021)

Add:
Income tax expenses	179	-	-	(93)	86
Interest expense, net	-	-	76	3,780	3,856
EBIT	48	(39)	(750)	(338)	(1,079)
Depreciation and amortization	-	-	-	-	888
EBITDA	48	(39)	(750)	(338)	(191)

Management Comments

Alex Kong, Founder, Chief Executive Officer, and Executive Chairman of Currenc Group, remarked, “In the third quarter, we maintained steady business momentum and further enhanced our operational efficiency. Tranglo’s TPV increased 10.1% year-over-year to US$1.41 billion, while we improved take rate to 0.38%, driving 54.8% growth in remittance revenue to $7.0 million. These results underscore our remittance business’s strength and resilience, as well as disciplined operational execution. Meanwhile, we continue to deemphasize lower-margin airtime transfers and reallocate those resources toward technology-driven financial solutions that better meet customers’ evolving demand in the AI era. Going forward, our proposed reverse merger with Animoca Brands is poised to propel our next phase of development and unlock long-term value for our shareholders.”

Wan Lung Eng, Chief Financial Officer of Currenc Group, commented, “Our remittance business grew robustly in the third quarter, underpinned by healthy TPV and revenue increases and improved profitability. Tranglo delivered an EBITDA of US$1.0 million, contributing to Currenc’s EBITDA of US$3.6 million for the quarter. Combined EBITDA from Tranglo and WalletKu reached US$0.9 million, while disciplined execution kept Tranglo’s payout rate at 0.13% compared to 0.14% in the previous quarter. We also strengthened cost management, reducing direct costs by 37% year-over-year and expanding our gross margin to a record 50.8%. Operating expenses decreased significantly from the same period last year, reflecting adjustments to incentive-share expenses related to the de-SPAC merger, continued efficiency gains across our operations, and a US$0.4 million investment in our AI initiatives. As we progress through the Animoca reverse merger, we will remain focused on operational discipline, financial prudence, and ensuring a smooth handover for our stakeholders.”

About Currenc Group Inc.

Currenc Group Inc. (Nasdaq: CURR) is a fintech pioneer dedicated to transforming global financial services through artificial intelligence (AI). The Company empowers financial institutions worldwide with comprehensive AI solutions, including SEAMLESS AI Call Centre and other AI-powered Agents designed to reduce costs, increase efficiency and boost customer satisfaction for banks, insurance, telecommunications companies, government agencies and other financial institutions. The Company’s digital remittance platform also enables e-wallets, remittance companies, and corporations to provide real-time, 24/7 global payment services, advancing financial access across underserved communities.

For additional information, please refer to the Currenc website https://www.currencgroup.com and the annual report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with GAAP, it uses EBITDA, a non-GAAP financial measure as described below, to understand and evaluate its core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP.

EBITDA is defined as net loss before interest, taxes, depreciation, and amortization. Currenc believes that EBITDA provides useful information to investors and others in understanding and evaluating its operating results. This non-GAAP financial measure eliminates the impact of items that Currenc does not consider indicative of the performance of its business. While Currenc believes that this non-GAAP financial measure is useful in evaluating its business, this information should be considered supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with GAAP.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor & Media Contact

Currenc Group Investor Relations

Email: investors@currencgroup.com

SOURCE: Currenc Group Inc.

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended September 30,
	2025	2024
	US$	US$
Revenue	10,394,350	11,259,716

Cost of revenue	(5,118,080)	(8,124,542)
Gross profit	5,276,270	3,135,174
Selling expenses	-	(3,649)

General and administrative expenses	(519,576)	(19,061,439)

Profit/(loss) from operations	4,756,694	(15,929,914)
Finance costs, net	99,468	(3,855,555)
Other (loss)/income	(1,125,594)	146,063
Other expenses	(621,513)	(160,362)

Profit/(loss) before income tax	3,109,055	(19,799,768)
Income tax benefit/(expense)	30,495	(86,043)

Net profit/(loss)	3,139,550	(19,885,811)
Net (loss)/income attributable to non-controlling interests	(226,500)	60,419

Net profit/(loss) attributable to CURRENC Group Inc.	2,913,050	(19,825,392)

Net profit/(loss) per share, basic and diluted (1)	$0.05	$(0.52)

Shares used in net profit/(loss) per share computation, basic and diluted (1)	56,432,698	38,163,168

Other comprehensive loss:
Foreign currency translation adjustments	(52,737)	(72,055)

Total comprehensive income/(loss)	3,086,813	(19,957,866)
Total Comprehensive (income) loss attributable to non-controlling interests	(226,950)	18,291
Total comprehensive income/(loss) attributable to CURRENC Group Inc.	2,859,863	(19,939,575)

(1)	Retrospectively restated to reflect Reverse Recapitalization

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	September 30, 2025	December 31, 2024
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	50,689,972	63,821,397
Restricted cash	42,664	40,742
Accounts receivable, net	1,516,126	2,115,681
Other financial assets	3,183,417	-
Amounts due from related parties	449,677	560,823
Prepayments, receivables and other assets	15,063,200	20,948,216
Total current assets	70,945,056	87,486,859
Non-current assets:
Equipment and software, net	1,049,261	1,055,520
Right-of-use asset	221,656	349,240
Intangible assets	2,230,699	3,386,117
Goodwill	12,059,428	12,059,428
Deferred tax assets	344,050	342,822
Total non-current assets:	15,905,094	17,193,127
Total assets	86,850,150	104,679,986
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Borrowings	14,148,295	20,150,058
Receivable factoring	52,442	258,415
Other financial liabilities	3,704,400	-
Accounts payable, accruals and other payables	39,795,727	55,329,740
Amounts due to related parties	3,629,516	67,697,074
Convertible bonds	-	1,750,000
Lease liabilities	196,524	171,909
Total current liabilities:	61,526,904	145,357,196
Non-current liabilities:
Deferred tax liabilities	599,612	876,912
Employee benefit obligation	37,737	45,289
Lease liabilities	17,259	156,647
Total non-current liabilities:	654,608	1,078,848
Total liabilities	62,181,512	146,436,044

Commitments and contingencies

Shareholders’ deficit:
Ordinary shares (US$0.0001 par value; 555,000,000 shares authorized 76,597,293 and 46,527,999 shares issued and outstanding as of September 30, 2025 and December 31, 2024, respectively) (1)	7,660	4,653
Additional paid-in capital (1)	137,620,035	65,638,838
Accumulated deficit	(137,939,413)	(131,522,902)
Accumulated other Comprehensive Loss	598,099	(108,122)
Total shareholders’ deficit attributable to Currenc Group Inc.	286,381	(65,987,533)
Non-controlling interests	24,382,257	24,231,475
Total deficit	24,668,638	(41,756,058)
Total liabilities and shareholders’ deficit	86,850,150	104,679,986

1)	Retrospectively restated to reflect Reverse Recapitalization

CURRENC GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2025	2024
	US$	US$
Cash flows from operating activities:
Net loss	(6,312,104)	(26,125,077)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash expense for Share-based compensation	3,196,336	14,137,850
Non-cash expense: others	520,983	-
Non-cash offering costs for convertible note	-	2,512,000
Non-cash finance cost for debt conversion	-	340,159
Depreciation of equipment and software	372,206	420,642
Depreciation of right-of-use assets	148,230	131,378
Amortization of intangible assets	1,155,418	2,184,996
Reversal of provision for doubtful debts	(54,405)	-
Deferred income taxes	(444,774)	(119,078)
Gain on Disposal of property, plant and equipment	401	-
Disposal of subsidiaries	-	(6,873,094)
Goodwill impairment	-	1,657
Unrealized foreign exchange gain	1,366,585	1,586,780
Changes in operating assets and liabilities:
Accounts receivable	677,767	(147,011)
Prepayments, receivables and other assets	5,905,948	6,093,059
Escrow money payable	-	10,373
Client money payable	-	(416,198)
Accounts payable, accruals and other payables	(15,121,227)	(9,028,919)
Interest payable on convertible bonds	-	-
Amount due from a director	1,881,362	1,427,640
Amount due to Immediate holding company	1,638,778	-
Amounts due from related parties	(3,642)	(1,842,634)
Amounts due to related parties	(7,333,371)	4,034,054
Net cash used in operating activities	(12,405,509)	(11,671,423)

Cash flows from investing activities:
Decrease in short-term investments	(363,927)	(365,224)
Proceeds from disposal of property, plant and equipment	596	-
Net cash used in investing activities	(363,331)	(365,224)

Cash flows from financing activities:
Proceeds from convertible note	-	1,750,000
Proceeds from borrowings	-	640,145
Repayment of borrowings	-	(220,986)
Proceeds from receivable factoring	634,132	1,604,828
Repayment of receivable factoring	(844,821)	(1,452,946)
Payment of principal elements of lease liabilities	(130,421)	(136,094)
Payment of interest elements of lease liabilities	(19,553)	(5,842)
Net cash (used in)/generated from financing activities	(360,663)	2,179,105

Net decrease in cash and cash equivalents	(13,129,503)	(9,857,542)
Cash and cash equivalents, restricted cash and escrow money receivable at beginning of the period	63,862,139	58,960,384
Cash and cash equivalents, restricted cash and escrow money receivable at end of the period	50,732,636	49,102,842

Supplemental disclosure of cash flow information:
Income taxes paid	(508,456)	(345,550)
Interest paid	(106,919)	(972,448)